                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                                 EFAX.COM, Inc
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                     ------------------------------------
                        (Title of Class of Securities)

                                   282012103
                                  -----------
                                (CUSIP Number)


                                 May 13, 1999
           --------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO.  282012103             13G                    PAGE 2 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Illinois Limited Partnership

             USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1.500 Shares of Series A Convertible Preferred Stock
                          (convertible into 709,640 Shares of Common Stock)*/
                                                                           -
     OWNED BY             300,000 Common Stock Purchase Warrants (exercisable
                          into 300,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                   0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                        PN;HC
------------------------------------------------------------------------------

*Series A Convertible Stock also accrue dividends at a rate of 8% per annum, payable in cash or Common Stock, at the discretion of the Issuer.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  282012103              13G                    PAGE 3 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,500 Shares of Series A Convertible Preferred Stock
                          (convertible into 709,640 Shares of Common Stock)*/
                                                                           -
     OWNED BY             300,000 Common Stock Purchase Warrants (exercisable
                          into 300,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.5% as of date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

          PN;HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

                              Page 3 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO.  282012103              13G                    PAGE 4 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Liability Company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,500 Shares of Series A Convertible Preferred Stock
                          (convertible into 709,640 Shares of Common Stock)*/
     OWNED BY                                                              -
                           300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      OO;HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

                              Page 4 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO.  282012103              13G                    PAGE 5 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,500 Shares of Series A Convertible Preferred Stock
                          (convertible into 709,640 Shares of Common Stock)*/
     OWNED BY                                                              -
                           300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

                              Page 5 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                    PAGE 6 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
         Illinois Limited Partnership
         U.S.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    525 Shares of Series A Convertible Preferred Stock
                          (convertible into 248,374 Shares of Common Stock)*/
     OWNED BY                                                              -
                          105,000 Common Stock Purchase Warrants (exercisable
                          into 105,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.8% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

             PN;HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                    PAGE 7 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    525 Shares of Series A Convertible Preferred Stock
                          (convertible into 248,374 Shares of Common Stock)*/
     OWNED BY                                                              -
                          105,000 Common Stock Purchase Warrants (exercisable
                          into 105,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.8% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                    PAGE 8 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    975 Shares of Series A Convertible Preferred Stock
                          (convertible into 461,266 Shares of Common Stock)*/
                                                                           -
     OWNED BY             195,000 Common Stock Purchase Warrants (exercisable
                          into 195,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 5.0% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                         CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*/Series A Convertible Preferred Stock also accrue dividends at a rate of 8% per
-
annum, payable in cash or Common Stock, at the discretion of the Issuer.

                              Page 8 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO.  282012103              13G                    PAGE 9 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Cayman Islands Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    975 Shares of Series A Convertible Preferred Stock
                          (convertible into 461,266 Shares of Common Stock)*/
                                                                           -
    OWNED BY              195,000 Common Stock Purchase Warrants (exercisable
                          into 195,000 Shares of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Item 6 above
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 5.0% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*/ Series A Convertible Preferred Stock also accrue dividends at a rate of 8%
-
per annum, payable in cash or Common Stock, at the discretion of the Issuer.

                              Page 9 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 10 OF 22 PAGES
-----------------------                                  ---------------------

                                 SCHEDULE 13G
                                 ------------

Item 1(a)      Name of Issuer: EFAX.COM, INC.



Item 1(b)      Address of Issuer's Principal Executive Offices:


                    1378 WILLOW ROAD
                    MENLO PARK, CALIFORNIA 94025



Item 2(a)      Name of Person Filing:


Item 2(b)      Address of Principal Business Office:


Item 2(c)      Citizenship:

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois Limited Partnership


                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Liability Company


                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    U.S. Citizen

                              Page 10 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 11 OF 22 PAGES
-----------------------                                  ---------------------

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company


Item 2(d)      Title of Class of Securities:


                    Common Stock, Par Value $0.01 Per Share


Item 2(e)      CUSIP Number:  282012103


Item 3.        If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

                    Not appplicable

Item 4.        Ownership:


                              Page 11 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 12 OF 22 PAGES
-----------------------                                  ---------------------

CITADEL LIMITED PARTNERSHIP


   (a)   Amount beneficially owned:

1,500 Shares of Series A Convertible Preferred Stock (convertible into 709,640 Shares of Common Stock)**
300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

GLB PARTNERS,  L.P.

   (a)   Amount beneficially owned:

1,500 Shares of Series A Convertible Preferred Stock (convertible into 709,640 Shares of Common Stock)**
300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)

                              Page 12 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 13 OF 22 PAGES
-----------------------                                  ---------------------


   (b)   Percent of Class:

Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                      0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                      0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

   (a)   Amount beneficially owned:

1,500 Shares of Series A Convertible Preferred Stock (convertible into 709,640 Shares of Common Stock)**
300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

                              Page 13 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 14 OF 22 PAGES
-----------------------                                  ---------------------


   (c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

KENNETH GRIFFIN

   (a)   Amount beneficially owned:

1,500 Shares of Series A Convertible Preferred Stock (convertible into 709,640 Shares of Common Stock)**
300,000 Common Stock Purchase Warrants (exercisable into 300,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 7.5% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

                              Page 14 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 15 OF 22 PAGES
-----------------------                                  ---------------------


         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                    See item (a) above.

WELLINGTON PARTNERS LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

525 Shares of Series A Convertible Preferred Stock (convertible into 248,374 Shares of Common Stock)**
105,000 Common Stock Purchase Warrants (exercisable into 105,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 2.8% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c) Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                    See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                    See item (a) above.

                             Pages 15 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 16 OF 22 PAGES
-----------------------                                  ---------------------


WINGATE CAPITAL LTD.

   (a)   Amount beneficially owned:

525 Shares of Series A Convertible Preferred Stock (convertible into 248,374 Shares of Common Stock)**
105,000 Common Stock Purchase Warrants (exercisable into 105,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 2.8% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                      0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                      0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

   (a)   Amount beneficially owned:

975 Shares of Series A Convertible Preferred Stock (convertible into 461,266 Shares of Common Stock)**
195,000 Common Stock Purchase Warrants (exercisable into 195,000 Shares of Common Stock)

                             Pages 16 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 17 OF 22 PAGES
-----------------------                                  ---------------------


   (b)   Percent of Class:

Up to 5.0% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                      0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                      0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.


FISHER CAPITAL LTD.

   (a)   Amount beneficially owned:

975 Shares of Series A Convertible Preferred Stock (convertible into 461,266 Shares of Common Stock)**
195,000 Common Stock Purchase Warrants (exercisable into 195,000 Shares of Common Stock)

   (b)   Percent of Class:

Up to 5.0% as of the date of filing of this statement. (Based on 12,415,655 Shares of Common Stock issued and outstanding as of May 5, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and the exercise of the Warrants referred to in item (a) above.)

                              Page 17 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 18 OF 22 PAGES
-----------------------                                  ---------------------


   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                      0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                      0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.


/**/     Series A Convertible Preferred Stock accrue dividends at a rate of 8%
per annum, payable in cash or Common Stock, at the discretion of the Issuer.
The securities reported herein are securities which the holders of such securities may acquire in the future through the conversion of Series A Convertible Preferred Stock and the exercise of Warrants for which they paid, in the aggregate, $15,000,000 as of May 13, 1999 (the "Closing Date").

   As of any date prior to and including May 13, 2002, subject to extension in certain circumstances, subject to the limitations described below, all or a portion of the Series A Convertible Preferred Stock may be converted by the Reporting Persons into a number of shares of Common Stock determined by multiplying the number of shares being converted by $10,000 (adding to the sum an amount equal to any accrued but unpaid dividends due with respect to such securities) and then dividing by the applicable conversion price ("Conversion Price"). The initial Conversion Price is equal to $21.1375 per share (subject to customary adjustments to prevent dilution) (the "Initial Conversion Price"). However, if the average of the closing bid prices (as reported on the Nasdaq National Market System by Bloomberg Financial Markets) for the Issuer's Common Stock in the twenty consecutive business day period ending on and including May 12, 2000 (the "Market Price") is less than the Initial Conversion Price in effect on May 12, 2000, the Conversion Price from that date forward (subject to customary adjustments to prevent dilution) shall be equal to the greater of (A) 60% of the Initial Conversion Price on May 12, 2000, and (B) the Market Price as of May 12, 2000.

   In addition, the Common Stock Purchase Warrants may be exercised by the Reporting Persons into an equal number of shares of Common Stock at the applicable exercise price ("Exercise Price") as of any date prior to and including May 13, 2003. The initial Exercise Price is equal to $23.25125 per share

                              Page 18 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 19 OF 22 PAGES
-----------------------                                  ---------------------

(subject to customary adjustments to prevent dilution) (the "Initial Exercise Price"). However, if 110% of the Market Price as of May 12, 2000 is less than the Initial Exercise Price in effect on May 12, 2000, the Exercise Price from that date forward (subject to customary adjustments to prevent dilution) shall be equal to the greater of (A) 60% of the Initial Exercise Price on May 12, 2000, and (B) 110% of the Market Price as of May 12, 2000. The foregoing adjustment shall not apply, however, if the Issuer has required the conversion of all Series A Convertible Preferred Stock prior to May 15, 2000.

   As a consequence of the foregoing, the number of Shares of Common Stock into which the Series A Convertible Preferred Stock may be converted and/or the Warrants exercised, and consequently the number of shares of such Common Stock which the holders of such securities may be deemed to beneficially own, may increase solely as a result of the fluctuation of the Market Price of the Common Stock during the twenty consecutive business day period ending on and including May 12, 2000 and without any action being taken by the holders of such securities.

   None of the holders of the securities reported herein may convert or exercise such securities to the extent that, after giving effect to such conversion and/or exercise, through conversion of the Preferred Stock and/or exercise of the Warrants or otherwise, such holder (together with such holder's affiliates) would have acquired beneficial ownership of (as defined in Rule 13d-3, but excluding securities other than that with respect to which such determination is made) a number of shares which, when added to the number of shares of Common Stock beneficially owned (as defined in Rule 13d-3, but excluding securities other than that with respect to which such determination is made) at the beginning of the 60-day period ending on and including the date of such conversion and/or exercise, is in excess of 10.00% of the outstanding shares of the Issuer's Common Stock following such conversion and/or exercise during the 60-day period ending on and including such conversion and/or exercise date. Accordingly, the holders of such securities cannot be "beneficial owners" of more than 10.00% of the securities of the Issuer within the meaning of Rule 13d-3.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                    Not Applicable.

                              Page 19 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 20 OF 22 PAGES
-----------------------                                  ---------------------

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 20 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 21 OF 22 PAGES
-----------------------                                  ---------------------

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 24th day of May, 1999           /s/ Kenneth Griffin
                                           ----------------------
                                           Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                    By: /s/ Kenneth Griffin
                                               ----------------------------
    its General Partner                        Kenneth Griffin, President


By: Citadel Investment Group, L.L.C.,
    its General Partner


By: /s/ Kenneth Griffin
    ---------------------------------
    Kenneth Griffin, President

GLB PARTNERS, L.P.                         WINGATE CAPITAL LTD.

By: Citadel Investment Group, L.L.C.,      By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: /s/ Kenneth Griffin                    By: GLB Partners, L.P.,
    ---------------------------------
    Kenneth Griffin, President                 its General Partner


                                           By: Citadel Investment Group, L.L.C.,
                                               its General Partner

                                           By: /s/ Kenneth Griffin
                                               ----------------------------
                                               Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,           By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: GLB Partners, L.P.,                    By: GLB Partners, L.P.,
    its General Partner                        its General Partner

By: Citadel Investment Group, L.L.C.,      By: Citadel Investment Group, L.L.C.,
    its General Partner                        its General Partner


By: /s/ Kenneth Griffin                    By: /s/ Kenneth Griffin
    ---------------------------------          ----------------------------
    Kenneth Griffin, President                 Kenneth Griffin, President

                              Page 21 of 22 Pages

-----------------------                                  ---------------------
  CUSIP NO. 282012103               13G                   PAGE 22 OF 22 PAGES
-----------------------                                  ---------------------


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -------------------------------
    Kenneth Griffin, President

                              Page 22 of 22 Pages